CLEARY GOTTLIEB STEEN & HAMILTON LLP

AMERICAS NEW YORK SAN FRANCISCO SÃO PAULO SILICON VALLEY WASHINGTON, D.C.	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 T: +1 212 225 3999 clearygottlieb.com	EUROPE & MIDDLE EAST ABU DHABI BRUSSELS COLOGNE FRANKFURT LONDON
ASIA BEIJING HONG KONG SEOUL		MILAN PARIS ROME

July 23, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	William Demarest
Kristina Marrone
Kibum Park
Dorrie Yale

Re:	Millrose Properties, Inc.
Draft Registration Statement on Form S-11
Submitted May 13, 2024
CIK No.: 0002017206

Ladies and Gentlemen:

On behalf of Millrose Properties, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 9, 2024 with respect to the Draft Registration Statement on Form S-11 confidentially submitted on May 13, 2024. The Company has confidentially filed today an amendment to the above Draft Registration Statement on Form S-11 (the “Revised Draft Registration Statement”) in response to the Staff’s comments.

The Revised Draft Registration Statement being confidentially submitted today (along with this confidential response letter) reflects the changes made in response to the Staff’s comments as well as other updates. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following each comment. The Company expects to file financial statements as of June 30, 2024 in a future amendment to the Revised Draft Registration Statement and has not included updated financial statements as of March 31, 2024, per Commission guidance, and, as such, information on the Transferred Assets will be similarly updated as of June 30, 2024 in a future amendment to the Revised Draft Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form S-11

Cover Page

1.

Please revise to clarify that even current holders of the Class B common stock of Lennar will receive by default shares of Millrose’s Class A common stock in the spin-off, unless an affirmative election is made to receive Millrose’s Class B common stock.

In addition, clarify here, and elsewhere as appropriate, whether there is a maximum number of Millrose Class B common stock that may be distributed in the spin-off, and if there is a maximum limit, how the number of Class B common stock will be distributed among those who elect to receive such shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to state that current holders of the Class B common stock of Lennar will receive by default shares of Millrose’s Class A common stock in the spin-off, unless a holder makes an affirmative election to receive Millrose’s Class B common stock. In addition, the Company has revised the disclosure on the cover page and on pages 27, 68, 99 and 103 of the Revised Draft Registration Statement to note that there is no maximum number of shares of the Company’s Class B common stock that may be distributed in the spin-off, subject to the total number of shares of Millrose Common Stock to be distributed in the spin-off in accordance with the distribution ratio.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Industry and Market Data, page ii

2.

We note your statements that you have not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed. As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Revised Draft Registration Statement to remove the statement that the Company has not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed.

Summary, page 1

3.

We note your reference to your glossary. Although we do not object to the use of a glossary, please revise your disclosures to define all industry-specific or technical terms the first time they appear. Please also revise to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or references to other documents. For example, it is not clear why “Work” is defined to refer to Horizontal Development services, or why a defined term is needed for “Applicable Rate” when it appears it is a defined percentage, based on your disclosure on page 241. Please revise your discussion of the management fee to KL so that investors have an understanding of the amount or calculation of the fee without reference to the glossary. In addition, we note that “All Appropriate Inquiries” is not defined.

In response to the Staff’s comment, the Company has revised disclosures in the Revised Draft Registration Statement to define all industry-specific or technical terms the first time they appear. In addition, the Company has revised the disclosures included in the Summary to be in plain English and require less frequent reference to the glossary, which the Company has retained in the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the defined term “Work” refers specifically to the pre-negotiated set of Horizontal Development services described in the Master Construction Agreement that Lennar is obligated to perform with respect to each property pursuant to the terms of the Master Construction Agreement, a form of which is attached as an exhibit to the Revised Draft Registration Statement, as supplemented by the terms and provisions of any applicable Project Addendum. The Company has kept “Work” as a defined term in the Revised Draft Registration Statement, particularly as this defined term is consistent with the term used in the Master Construction Agreement, and because the specific set of contractual obligations that is referenced by this defined term has a different scope of activities from the general “Horizontal Development” term.

The Company respectfully advises the Staff that with respect to the defined term “Applicable Rate,” the Company believes it is useful for investors’ understanding because the defined term, as updated in the Revised Draft Registration Statement, clarifies that the 8.5% per annum percentage is calculated based upon a 360-day year of 12 months of 30 days each. Additionally, the term Applicable Rate is used in the Master Program Agreement, and the Company believes that references to it in the Revised Draft Registration Statement would facilitate investors’ review of the full agreement, a form of which is attached as an exhibit to the Revised Draft Registration Statement.

The Company has defined “All Appropriate Inquiries” or “AAI” on page 46 of the Revised Draft Registration Statement as well as in the Glossary.

4.

Please generally revise the Summary so that Millrose’s business is more clearly explained without frequent reference to defined terms. Your revised disclosure should clearly explain the concept of land banking and the HOPP’R, including how the latter is an innovative form of land banking, and include a discussion of its disadvantages as well as its advantages, as compared to traditional land banking. Please also add disclosure regarding Lennar’s capital priority right, including providing investors with context as to the initial amount of such right.

In response to the Staff’s comment, the Company has revised the disclosures included in the Summary to describe the Company’s business with less frequent reference to defined terms and to more clearly explain the concept of land banking and the HOPP’R. In addition, the Company has added disclosures on pages 2 through 4 under the heading, “The HOPP’R as an Innovative Evolution of Land Banking” to explain how the HOPP’R is an innovative form of land banking, including a discussion of its disadvantages as well as advantages as compared to traditional land banking.

The Company has added disclosures on the cover page and pages 133 through 134 summarizing Lennar’s capital priority right, including by adding a sentence that provides investors with the approximate initial amount of such right. The amount is currently not available but will be included in a future amendment to the Revised Draft Registration Statement.

Business Plan and Objectives, page 2

5.

We note your references to the “all-weather” permanent capital HOPP’R, and it appears that such “all-weather” capability depends on the proceeds from the exercise by Lennar and any future customers of purchase options. Please explain the basis for why you believe it has “all-weather” capability, and revise to balance such statement by explaining that Lennar and future home builder customers have the right, but not the obligation, to undertake or complete any home construction, or repurchase finished homesites, as you further explain elsewhere, including on page 40.

In response to the Staff’s comment, the Company has included disclosures in the Revised Draft Registration Statement on: the cover; pages 2-3 under the heading, “The HOPP’R as an Innovative Evolution of Land Banking,” including the sub-heading, “Permanent Capital”; page 5 under the heading, “Our Business Following the Spin-Off”; page 23 under the FAQ question, “What will be Millrose’s Business Objective?”; and pages 105-106 under the heading, “Overview of Millrose’s Business Objectives”, explaining the basis for why the Company believes it has “all-weather” capability. Further, the Company has included disclosures in the Revised Draft Registration Statement on page 6 under the heading “Our Business Following the Spin-Off” to explain that Lennar and future home builder customers have the right, but not the obligation to undertake or complete any home construction or repurchase finished homesites.

6.

We note your statement that you may provide the HOPP’R to other customers to diversify and scale business growth. Please revise to add balancing disclosures explaining that you will likely need third-party financing to do so, and that you may not enter into such financing arrangements if they would cause your debt to capital ratio to exceed a specified percentage under the Lennar Agreements, unless you obtain the prior approval of Lennar, as you further explain later in your prospectus. Also revise to discuss here the right Lennar has to lower its Monthly Option Payment rate to any lower rate you may negotiate with any non-Lennar customer.

In response to the Staff’s comment, the Company has added to the disclosures in the Revised Draft Registration Statement:

•

On page 3 under the revised heading, “The HOPP’R as an Innovative Evolution of Land Banking” and on page 5 under a new heading, “Our Business Following the Spin-Off,” the Company has added disclosure to clarify that the Company’s self-financing model to the extent successful in obtaining non-Lennar customers may not be fully self-financing, that the Company’s available capital for providing the HOPP’R to other customers may be limited due to Lennar’s Capital Priority Right, and the Company will likely need third-party financing to provide the HOPP’R to other customers to diversify and scale business growth, but that the Company’s ability to secure third-party financing will be limited by the Company’s debt to equity ratio limit. The Company has also revised the disclosure to include the exact ratio number on page 7.

•

On page 7 under the new heading, “Our Business Following the Spin-Off,” the Company has added new disclosure to discuss the right Lennar has to lower its Monthly Option Payment rate to any lower rate that the Company may negotiate with another customer. The Company has included this discussion within the broader discussion about the Company’s future earnings and distributions to the Company’s stockholders, as the amounts received from the Monthly Option Payments impact the amounts that the Company will have available to distribute to its stockholders (and not the amounts available for redeployment through the HOPP’R for future property acquisitions for customers).

Our Competitive Strengths, page 7

7.

Please revise this section to add balancing disclosure regarding the risks of your business. For example, balance your statements explaining that your business is expected to operate as a permanent capital vehicle and that you will be distinguished from more traditional land banking with disclosure regarding your holding company structure, the sources of your income, and how it is mainly limited to net earnings generated from monthly option payments after payments for taxes and expenses (including the management fee), and the promissory note interest payments. Please also revise to disclose the amount of the monthly payments under the note. Also balance your discussion of Kennedy Lewis’ management strengths by clarifying that prior to the spin-off, you were managed by Lennar personnel, that Kennedy Lewis has no experience managing a public company, that the other entities currently managed by Kennedy Lewis are significantly different from you in many ways, including in terms of targeted assets, geographical areas, and regulatory structure and limitations, and that KL does not have experience as a home builder or real estate developer, as you further explain on pages 43 and 50.

In response to the Staff’s comment, the Company has added the disclosures under the heading “Our Competitive Strengths” section to add balancing disclosure regarding the risks of the Company’s business in each bullet beginning on page 11, including a placeholder on the disclosure of the amount of the monthly payments under the note on page 12. The amount of the monthly payment will be calculated prior to the Distribution Date of the Spin-Off, and will be included in a future amendment to the Revised Draft Registration Statement once the amount has been determined. The Company has also included the disclosures under the subheading, “Management Strengths” to incorporate additional discussion about Kennedy Lewis’s experience in managing a public company beginning on page 13.

Frequently Asked Questions, page 16

8.	Please revise to add a question and answer regarding why no shareholder approval is being sought in connection with the spin-off.

In response to the Staff’s comment, the Company has added a question “Is stockholder approval of the Spin-Off being sought?” and the corresponding answer on page 30 of the Revised Draft Registration Statement, together with a conforming addition on page 87.

Will Lennar own any of our shares after the Distribution?, page 27

9.

Please expand your discussion of the Miller Family’s ownership to disclose the percentage voting power currently held by it with respect to the Lennar common stock, and in the fourth summary risk factor on page 33, revise to quantify the voting power the Miller Family will have in you.

In response to the Staff’s comment, the Company has revised the disclosures on pages 33, 39 and 67 of the Revised Draft Registration Statement.

Summary Risk Factors, page 32

10.

Please expand your risk factor on page 50 to discuss Kennedy Lewis’ lack of experience as a home builder or real estate developer and the resulting consequences of this lack of experience in the event Lennar or another customer does not exercise their option to build on the property following horizontal development. In the third bullet on page 33, revise to disclose the other roles at Kennedy Lewis held by the CEO and CFO and disclose that they are not required to dedicate a specific amount of time to you.

In response to the Staff’s comment, the Company has added the disclosure on pages 39, 57 and 65 of the Revised Draft Registration Statement.

11.	Expand your discussion of the 19th summary risk factor on page 33 to discuss the potential effect this requirement may have on the price of your shares.

In response to the Staff’s comment, the Company has revised the disclosures on pages 39, 80 and 81 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Governance Structure, page 58

12.

We note that in order to receive shares of your Class B common stock, Lennar common stockholders, including those who currently hold Lennar Class B common stock, will have to submit an Election Form to make an election to receive Class B common stock by the Election Expiration Time. Since it appears that Lennar common stockholders will lose the opportunity to receive shares of your Class B common stock unless they adhere to such a procedure, please add a risk factor to discuss that risk. In addition, please discuss risks related to the uncertainty of how many shares of your Class B common stock will be distributed in the spin-off, and how this could result in a different number of shares of your Class B common stock as compared to the number of Lennar Class B common stock, and the resulting consequences.

In response to the Staff’s comment, the Company has added a risk factor titled “By not submitting an election form, Lennar stockholders will lose their right to receive Class B Common Stock” beginning on page 68 of the Revised Draft Registration Statement.

Our Business

The Operating Principles, page 102

13.

You explain that the Transferred Assets and future property assets will be pooled to protect you against a home builder customer from “cherry picking” assets. Please expand your discussion to explain this concept, including by clarifying how properties are determined to be allocated to the same pool, and how this arrangement would work if properties in the same pool are developed at different times (e.g., if in a particular situation, most of the properties in the pool were developed earlier and already purchased, with the remaining properties being the “undesirable” properties).

In response to the Staff’s comment, the Company has added the disclosure on pages 159 through 160 of the Revised Draft Registration Statement under the heading “Pooling of the Transferred Assets.” The Company has also included a statement referencing these new disclosures in the bullet included in the discussion of The Operating Principles beginning on page 111 of the Revised Draft Registration Statement, which is noted in the Staff’s comment.

Highly Synergistic Business to Support Home Building, page 110

14.

We note your disclosure about the manager’s ability pursuant to the Lennar Agreements to put back Future Property Assets after Lennar exercises its termination rights in certain limited circumstances involving a misrepresentation relating to title, environmental matters and permits/approvals. Please revise to explain these rights.

In response to the Staff’s comment, the Company has added the disclosure beginning on page 120 of the Revised Draft Registration Statement under the subheading “Acquisition of Transferred Assets and Future Property Assets.”

Summary of Agreements Between Millrose and Lennar, page 117

15.	Please revise to describe the material terms of any termination provisions with respect to each agreement.

In response to the Staff’s comment, the Company has added a summary of the termination provisions of the Pledge and Security Agreement beginning on page 142 and the Recognition, Subordination and Non-Disturbance Agreement on page 144. However, the Company respectfully advises the Staff that there are no termination provisions included in the Master Program Agreement, Master Option Agreement or Master Construction Agreement, the forms of which have been filed as exhibits to this Revised Draft Registration Statement.

Our Properties

Geography, Value and Types of Transferred Assets, page 140

16.

Please expand your table on page 142 or otherwise add narrative disclosure to provide additional context for investors to understand how the Groups 1-5 properties are allocated among the states. In addition, you explain on page 103 that the Transferred Assets will be pooled by the time the spin-off is completed. Please revise to explain which properties are pooled together.

The Company respectfully acknowledges the Staff’s comment. The details of the revised disclosure requested in the Staff’s comment would depend on the exact composition of the Transferred Assets, which remains subject to change as of the date of this letter. In response to the Staff’s comment, the Company has added the disclosure on pages 159 through 160 to provide additional detail as to how the Transferred Assets will be pooled together. The Company expects to update the information on the Transferred Assets as of June 30, 2024 in the next amendment to the Revised Draft Registration Statement. In addition, the Company anticipates filing financials as of June 30, 2024 in a future amendment to the Revised Draft Registration Statement and has not included updated financials as of March 31, 2024, per guidance, and, as such, the Transferred Assets will be similarly updated as of June 30, 2024.

In the next amendment to the Revised Draft Registration Statement, the Company intends to add narrative disclosure to provide additional context for investors to understand how the Groups 1-5 properties are allocated among the states, as well as explain which properties are pooled together, based on the composition of the Transferred Assets as of June 30, 2024.

Manager and Management Agreement

Allocation Policy, page 164

17.	Please expand your disclosure to provide additional information regarding the allocation policy.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 177 under the heading “Allocation Policy” of the Revised Draft Registration Statement. The full text of the allocation policy is also attached to the Management Agreement, which has been filed as an exhibit to the Revised Draft Registration Statement.

Summary Historical and Pro Forma Combined Financial Information, page 179

18.

We note that the description of the pro forma revenue amount in this table differs from the description in footnote (h) to the unaudited pro forma combined financial statements. Please clarify if the pro forma revenue amount consists solely of option fee revenue or if it includes land sales, and revise your descriptions on page 31 and F-6 for consistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 194 to be consistent with the note on page F-6.

Stock Ownership of Certain Beneficial Owners and Management, page 194

19.

Please revise to clarify the underlying assumption with respect to the number of shares of Class B common stock that will be issued in the spin-off, given the ability of the Lennar stockholders to elect to receive shares of your Class B common stock, and disclose how the information in this table would change depending on different numbers of shares of Class B common stock that may be issued. Please also disclose this assumption in the risk factor on page 60 regarding the Miller Family’s holdings following the distribution. In addition, explain why you assume GAMCO Investors will hold Class A common stock, when your disclosure in footnote 2 indicates that it currently holds Lennar Class B common stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 208 of the Revised Draft Registration Statement. In addition, the Company has revised the disclosure on page 210 to explain why the Company assumes that GAMCO Investors will hold the Company’s Class A common stock.

****************************

We hope that the responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned at (212) 225-2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Lillian Tsu
Lillian Tsu, a Partner
Cleary Gottlieb Steen & Hamilton LLP

cc:	David K. Chene, Millrose Properties, Inc.